Filed by Schweitzer-Mauduit

International, Inc.

Pursuant to Rule 425 under the

Securities Act of

1933 and Deemed Filed under Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Neenah, Inc.

Commission File No. 001-32240

MESSAGE 2

TO:	All global SWM and Neenah Employees

FROM:	Jeff Kramer, CEO, SWM and Julie Schertell, President and CEO, Neenah

DATE:	Tuesday, May 17, 2022

SUBJECT:       Organizational Announcement: Business Units & Operations Model for announced Merger of Equals

As we shared in separate email communication, we are making great strides toward creating a new, stronger, bolder organization that will be a global leader in specialty materials. We have been working to prepare both organizations to operate as a combined company once the transaction is closed later this year.

Earlier, we shared the operating model and executive team appointments for our new, combined company. We want to share more information about our business units and manufacturing operations.

We will focus our external reporting for shareholders around two segments: Advanced Technical Materials and Fiber Based Solutions.

To achieve the synergy and competitive advantages that this new company offers, our business units, manufacturing operations, and supply chain will work closely together under the leadership of Omar Hoek. Currently, the EVP of SWM’s Engineered Paper business, Omar’s deep expertise across many key functions and his proven track record in driving business transformation, innovation, and diversification make him well-positioned to lead our businesses.

While we are still finalizing the business unit names, which we expect to be completed by close, we are pleased to share the structure and leaders that will align to Omar:

Kingsley Shannon President, Packaging & Specialty Papers

Our new company will continue to deliver premium papers and packaging, and we will merge our Advanced and Natural Fibers business, led by Fabrice Werner, to align with packaging and specialty paper. We are excited about the opportunity to create new products with our shared capabilities that provide sustainable alternatives to the market. Kingsley Shannon will lead this business unit and have P&L leaders for Commercial Print, Consumer Products, Premium Packaging, Digital Transfer Paper, and Alternative Natural Fibers.

Katrin Hanske President, Tobacco & Alternative Solutions (TAS)

We will also continue to serve the tobacco industry with a variety of fiber-based solutions and partner with our customers to help them meet their sustainability goals with unique and safety-enhanced products. Katrin Hanske will continue in her role leading this group.

Christoph Stenzel President, Filtration

Our filtration business, which will combine elements from SWM and Neenah, is a key growth platform for us. Together, we will provide even more end-to-end filtration solutions for cleaner air, water, and industrial processes. This is one of our fastest growing and highest margin business units and one where we believe we will have significant revenue opportunities. Christoph Stenzel will lead this business unit.

Olivier Lavaud President, Release Liner

From industrial tapes to food packaging, medical and personal care, and more – the opportunity to pull through release liner sales across our business units using our expanded capabilities and capacities is significant. This is a fast-growing part of our new company. Olivier Lavaud will continue his role leading this team.

Vishal Rao President, Industrial

The Industrial Solutions business has a wide variety of tapes, adhesives, backing systems, and technical paper solutions that meet a wide variety of needs across many industries. Together, we have a meaningful position in the industrial space and will be able to do things that are unachievable as standalone companies. Vishal Rao will lead this business unit.

John Petreanu President, Healthcare & Wellness

Our Healthcare & Wellness portfolio will deliver essential products for advanced wound care, wellness consumer products, and items found in our homes, like finger bandages. This is a solid business backed by strong macro trends, and John Petreanu will lead this part of our organization.

Caio Sedeño President, Protective

The Protective Solutions team focuses on delivering high-performance films for various products, including laminated glass and car wraps. But there are also exciting emerging technology projects in this business that could unleash some cutting-edge product opportunities. Caio Sedeño will be the leader of this business unit.

Jason Free Executive Vice President, Operations

Maximizing our capabilities and leveraging our new global scale is critical to achieving our ambitions. We are also happy to announce that Jason Free will be assuming the role of Executive Vice President, Operations, responsible for leading safety, manufacturing operations, and quality across the organization and reporting to Omar.

Each of our business units is built around an exciting market opportunity or key product set that, in most cases, corresponds to a growth platform or a high-margin, well-established opportunity. Together, we have an exciting portfolio of solutions and a team of leaders who are experts in their space. We are looking forward to building upon and discovering the many opportunities for the new organization.

Again, we recognize that this is a lot of information, and you almost certainly have more questions about what other changes you can expect. As our teams move ahead in the planning and integration process, we are committed to sharing information as soon as possible. It is crucial to remember that these changes are not effective until we have closed the merger and become one combined company. Until then, we will continue to operate as two separate companies. Each of us must continue to stay focused on our day-to-day work to fulfill customer commitments and ensure we are meeting the obligations of today while planning for an exciting tomorrow.

Here’s to great things ahead,

Julie Schertell	Jeff Kramer

President & CEO, Neenah	CEO, SWM

Forward-Looking Statements

Certain of the matters discussed in this communication which are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which SWM and Neenah operate and beliefs of and assumptions made by SWM management and Neenah management, involve uncertainties that could significantly affect the financial condition, results of operations, business plans and the future performance of SWM, Neenah or the combined company. Words such as “believes,” “anticipates,” “expects,” “assumes,” “outlook,” “intends,” “targeted,” “estimates,” “forecasts,” “projects,” “plans,” “may,” “could,” “should,” “would” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying these statements. Such forward-looking statements include, but are not limited to, statements about the strategic rationale and financial benefits of the transaction, including expected future financial and operating results and the combined company’s plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to projections of revenue, income or loss, earnings or loss per share, the payment or nonpayment of dividends, capital structure and other financial items; statements of plans and objectives of SWM or Neenah or their respective management or Board of Directors, including those relating to products or services; and statements of future economic performance — are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained, and therefore actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. In addition to factors previously disclosed in SWM’s and Neenah’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”) and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of SWM and Neenah to terminate the merger agreement; the outcome of any legal proceedings that may be instituted against SWM, Neenah or their respective directors; the ability to obtain regulatory approvals and meet other closing conditions to the merger on a timely basis or at all, including the risk that regulatory approvals required for the merger are not obtained on a timely basis or at all, or are obtained subject to conditions that are not anticipated or that could adversely affect the combined company or the expected benefits of the transaction; the ability to obtain approval by SWM shareholders and Neenah shareholders on the expected terms and schedule; difficulties and delays in integrating SWM and Neenah businesses; failing to fully realize anticipated cost savings and other anticipated benefits of the merger when expected or at all; business disruptions from the proposed merger that will harm SWM’s or Neenah’s business, including current plans and operations; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger, including as it relates to SWM’s or Neenah’s ability to successfully renew existing client contracts on favorable terms or at all and obtain new clients; the substantial indebtedness SWM expects to incur and assume in connection with the proposed transaction and the need to generate sufficient cash flows to service and repay such debt; the possibility that SWM may be unable to achieve expected synergies and operating efficiencies within the expected time-frames or at all and to successfully integrate Neenah’s operations with those of SWM; failing to comply with the applicable laws or legal or regulatory developments; inflation, currency and interest rate fluctuations; the ability of SWM or Neenah to retain and hire key personnel; the diversion of management’s attention from ongoing business operations; the duration and effects of the COVID-19 pandemic, general economic and business conditions, particularly in the context of the COVID-19 pandemic; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including geopolitical events, wars, conflicts, illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from train derailments; timing and completion of capital programs; uncertainty as to the long-term value of the common stock of SWM following the merger, including the dilution caused by SWM’s issuance of additional shares of its common stock in connection with the transaction; the continued availability of capital and financing following the merger; the business, economic and political conditions in the markets in which SWM and Neenah operate; and events beyond SWM’s or Neenah’s control, such as acts of terrorism.

Any forward-looking statements speak only as of the date of this communication or as of the date they were made, and neither SWM nor Neenah undertakes any obligation to update forward-looking statements. For a more detailed discussion of these factors, also see the information under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in SWM’s and Neenah’s most recent annual reports on Form 10-K for the year ended December 31, 2021, quarterly reports on Form 10-Q for the period ended March 31, 2022, and any material updates to these factors contained in any of SWM’s and Neenah’s future filings with the SEC.

As for the forward-looking statements that relate to future financial results and other projections, actual results will be different due to the inherent uncertainties of estimates, forecasts and projections and may be better or worse than projected and such differences could be material. Given these uncertainties, you should not place any reliance on these forward-looking statements. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Additional Information and Where to Find It

In connection with the proposed merger, SWM has filed with the SEC a registration statement on Form S-4 to register the shares of SWM’s common stock to be issued in connection with the merger. The registration statement includes a joint proxy statement/prospectus which will be sent to the shareholders of SWM and Neenah seeking their approval of their respective transaction-related proposals. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER, WHEN THEY BECOME AVAILABLE, BECAUSE THEY DO AND WILL CONTAIN IMPORTANT INFORMATION ABOUT SWM, NEENAH AND THE PROPOSED MERGER.

Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from SWM at its website, www.swmintl.com, or from Neenah at its website, www.neenah.com. Documents filed with the SEC by SWM will be available free of charge by accessing SWM’s website at www.swmintl.com under the heading Investor Relations, or, alternatively, by directing a request by telephone or mail to SWM at 100 North Point Center East, Suite 600, Alpharetta, Georgia 30022, Attention: Investor Relations (1-800-514-0186), and documents filed with the SEC by Neenah will be available free of charge by accessing Neenah’s website at www.neenah.com under the heading Investor Relations or, alternatively, by directing a request by telephone or mail to Neenah at 3460 Preston Ridge Road, Suite 600, Alpharetta, Georgia 30005, Attention: Investor Relations: (678-566-6500).

Participants in the Solicitation

SWM and Neenah and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Neenah and SWM in connection with the proposed merger under the rules of the SEC. Information about SWM’s directors and executive officers is available in SWM’s proxy statement dated March 18, 2022 for its 2022 Annual Meeting of Shareholders. Information about Neenah’s directors and executive officers is available in Neenah’s proxy statement dated April 8, 2022 for its 2022 Annual Meeting of Shareholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the merger when they become available. Investors should read the joint proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from the SEC’s website at www.sec.gov or from Neenah or SWM using the sources indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.